UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HUDSON HIGHLAND GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

443792106 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443792106	13G	Page 2 of 8

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON P&S CAPITAL PARTNERS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 97,665 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 97,665

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,665
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12.	TYPE OF REPORTING PERSON* 00 - Limited Liability Company

CUSIP No. 443792106	13G	Page 3 of 8

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON P&S CAPITAL MANAGEMENT, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 117,335 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 117,335

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,335
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%
12.	TYPE OF REPORTING PERSON* 00 - Limited Liability Company

CUSIP No. 443792106	13G	Page 4 of 8

1.	NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DANIEL L. NIR
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 307,800 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 307,800

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 443792106	13G	Page 5 of 8

ITEM 1.	(a)	Name of Issuer: Hudson Highland Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 622 Third Avenue, New York, NY 10017

ITEM 2.	(a) and (c)	Name and Domicile/Citizenship of Persons Filing:

	(i)	P&S Capital Partners, LLC, a Delaware limited liability company.

	(ii)	P&S Capital Management, LLC, a Delaware limited liability company.

	(iii)	Daniel L. Nir, a United States citizen.

	(b)	Each of the Reporting Persons has a business address of 950 Third Avenue, 29th Floor, New York, NY 10022.

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 443792106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act

	(b)	☐	Bank as defined in section 3(a)(6) of the Act

	(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

	(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940

	(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State

	(f)	☐	Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

	(g)	☐	Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)(Note: See Item 7)

	(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i)	☐	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

	(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

CUSIP No. 443792106	13G	Page 6 of 8

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item I.

P&S CAPITAL PARTNERS, LLC*

	(a)	Amount Beneficially Owned: 97,665

	(b)	Percent of Class: 1.0%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 97,665

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 97,665

P&S CAPITAL MANAGEMENT, LLC**

	(a)	Amount Beneficially Owned: 117,335

	(b)	Percent of Class: 1.1%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 117,335

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 117,335

Daniel L. Nir***

	(a)	Amount Beneficially Owned: 307,800

	(b)	Percent of Class: 3.0%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 0

		(ii)	shared power to vote or to direct the vote: 307,800

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 307,800

CUSIP No. 443792106	13G	Page 7 of 8

* Shares reported for P&S Capital Partners, LLC reflect shares beneficially owned by two private investment partnerships, of which P&S Capital Partners, LLC is the General Partner.

**       Shares reported for P&S Capital Management, LLC reflect shares beneficially owned by a private investment corporation and shares beneficially owned by a private trust fund, of which P&S Capital Management, LLC is the Investment Manager.

***     Shares reported for Daniel L. Nir include shares reported for P&S Capital Partners, LLC and P&S Capital Management, LLC, of which Mr. Nir is the Managing Member. Shares reported for Mr. Nir also include shares beneficially owned by a private limited liability company, of which an LLC in which Mr. Nir is a Managing Member is the Investment Manager, and further include shares beneficially owned by two private limited liability companies, of which Mr. Nir is the Investment Manager. Mr. Nir is not the direct owner of any of the shares reported for him in this filing.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP NOT APPLICABLE

ITEM 10.	CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 443792106	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

P&S CAPITAL PARTNERS, LLC

By:	/s/ Greg Pearson
Greg Pearson, Chief Financial Officer

P&S CAPITAL MANAGEMENT, LLC

By:	/s/ Greg Pearson
Greg Pearson, Chief Financial Officer

DANIEL L. NIR

/s/ Daniel L. Nir
Daniel L. Nir